14005029

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/23/13

Received SEC
JAN 24 2014
Washington, DC 20549

January 24, 2014

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-24-14

David S. Maltz
Duke Energy Corporation
david.maltz@duke-energy.com

Re: Duke Energy Corporation
Incoming letter dated December 23, 2013

Dear Mr. Maltz:

This is in response to your letters dated December 23, 2013 and January 15, 2014 concerning the shareholder proposal submitted to Duke Energy by the Central Laborers' Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Dan Koeppel
Central Laborers' Pension Fund
P.O. Box 1267
Jacksonville, IL 62651-1267

January 24, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Duke Energy Corporation
Incoming letter dated December 23, 2013

The proposal requests that Duke Energy provide a report, updated semi-annually, disclosing the amounts that the company has paid or incurred in connection with influencing legislation; participating or intervening in any political campaign on behalf of (or in opposition to) any candidate for public office; and attempting to influence the general public, or segments thereof, with respect to elections, legislative matters or referenda.

There appears to be some basis for your view that Duke Energy may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Duke Energy's 2014 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Duke Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for ommission upon which Duke Energy relies.

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DUKE ENERGY.

David S. Maltz
Vice President, Legal and Assistant Corporate Secretary

Duke Energy Corporation
550 S. Tryon Street
Charlotte, NC 28202

Mailing Address:
DEC45A / P.O. Box 1321
Charlotte, NC 28201

704-382-3477 phone
980-373-5201 fax
david.maltz@duke-energy.com

January 15, 2014

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal of the Central Laborers' Pension Fund

Dear Sir or Madam:

In regards to the letter dated December 23, 2013 (the "No-Action Request") of Duke Energy Corporation (the "Company") pursuant to which the Company requested confirmation from the Staff that it will not recommend any enforcement action if the Company omits the shareholder proposal of the Central Laborers' Pension Fund (the "Proposal") from its proxy materials for the 2014 Annual Meeting of Shareholders, please find attached a copy of the shareholder proposal submitted by The Nathan Cummings Foundation which is referenced in our No-Action Request and is the basis for our substantially duplicative opinion under Rule 14a-8(i)(11).

If you have any questions or desire any further information, please contact the undersigned at (704) 382-3477.

Very truly yours,

David S. Maltz

CC: Julia S. Janson, Executive Vice President, Chief Legal Officer and Corporate Secretary
Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs

THE · NATHAN · CUMMINGS · FOUNDATION

November 11, 2013

RECEIVED
NOV 12 2013
JULIE S. JANSON
OFFICE OF GENERAL COUNSEL

Julie S. Janson
Corporate Secretary
Duke Energy
P.O. Box 1321
Charlotte, NC 28201-1321

Dear Ms. Janson:

The Nathan Cummings Foundation is an endowed institution with approximately $425 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches major public policy issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in Duke Energy's proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. The Nathan Cummings Foundation is the primary sponsor of this proposal.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of Duke Energy stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is included with this filing. We have continuously held over $2,000 worth of these shares of Duke Energy stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about the Foundation's submission of this resolution, please contact me at (212) 787-7300. Thank you for your time.

Sincerely,

L. Campos

Laura Campos
Director of Shareholder Activities

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

Resolved, that the shareholders of Duke Energy ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

    a. The identity of the recipient as well as the amount paid to each; and

    b. The title(s) of the person(s) in the Company responsible for decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website.

Payments used for lobbying are not encompassed by this proposal.

Supporting Statement

As long-term shareholders of Duke Energy, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, both direct and indirect.

Disclosure is in the best interest of the Company and its shareholders. The Supreme Court said in its *Citizens United* decision: "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the Company to reputational and business risks that could threaten long-term shareholder value.

We note that our Company makes some information about its political activities available on its website. But the Company does not provide comprehensive and voluntary disclosure of its direct and indirect political expenditures. Indeed, the *2013 CPA-Zicklin Index of Corporate Political Disclosure and Accountability* rated Duke Energy near the bottom among the top 200 companies in the S&P 500, giving it just 19 points out of 100.

Relying on publicly available data does not provide a complete picture of the Company's political spending. The Company's payments to trade associations used for political activities are undisclosed and unknown. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Noble Energy, Exelon and ConocoPhillips, that support political disclosure and accountability and present this information on their websites.

The Company's Board and shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

David S. Maltz
Vice President, Legal and Assistant Corporate Secretary

Duke Energy Corporation
550 S. Tryon Street
Charlotte, NC 28202

Mailing Address:
DEC45A / P.O. Box 1321
Charlotte, NC 28201

704-382-3477 phone
980-373-5201 fax
david.maltz@duke-energy.com

December 23, 2013

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal of the Central Laborers' Pension Fund

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Duke Energy Corporation (the "Company") requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission will not recommend any enforcement action if the Company omits from its proxy solicitation materials ("Proxy Materials") for its 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting") a proposal (the "Proposal") submitted by the Central Laborers' Pension Fund (the "Proponent"). A copy of the Proposal is attached as Exhibit A.

This letter provides an explanation of why the Company believes that it may exclude the Proposal and includes the attachments required by Exchange Act Rule 14a-8(j). In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. A copy of this letter and its attachments are also being sent on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposal from the 2014 Annual Meeting Proxy Materials. This letter is being submitted not less than 80 days before the filing of the Company's 2014 Annual Meeting Proxy Materials which the Company intends to file on or around March 20, 2014.

The Proposal requests that "the Company provide a report, updated semi-annually, disclosing the amounts that the Company has paid or incurred in connection with influencing legislation; participating or intervening in any political campaign on behalf of (or in opposition to) any candidate for public office; and attempting to influence the general public, or segments thereof, with respect to elections, legislative matters or referenda. The report should include (a) contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities and (b) the portions of any dues or other payments that are made to a tax-exempt organization for an expenditure or contribution that, if made directly by the Company, would not be deductible under section 162(e)(1) of the Internal Revenue Code. The report should identify each recipient, the amount paid to each, and the purpose of any contribution or expenditure."

The Company believes that the Proposal may be properly omitted from the Proxy Materials for the 2014 Annual Meeting pursuant to Rule 14a-8(e)(2) and 14a-8(i)(11). The Proposal may be excluded pursuant to Rule 14a-8(e)(2) because the Proposal was received after the deadline for submitting shareholder proposals. In addition, the Proposal may be excluded pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the Company's proxy materials for the same meeting.

DISCUSSION

1. **The Company may omit the Proposal pursuant to Rule 14a-8(e)(2) because the Proposal was received after the deadline for submitting shareholder proposals.**

Under Rule 14a-8(e)(2), a shareowner proposal submitted in connection with a company's regularly scheduled annual meeting must be ***received at the company's principal executive offices*** not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company released its 2013 proxy statement to its shareholders on March 21, 2013. Pursuant to Rule 14a-5(e), the Company disclosed on page 74 of its 2013 proxy statement the deadline of November 21, 2013 for receipt by the Company of shareholder proposals for the Company's 2014 Annual Meeting of Shareholders. A copy of the relevant excerpt of the Company's 2013 proxy statement is attached to this letter as Exhibit B.

The Proposal was submitted via U.S. Postal Service Certified Mail on November 18, 2013. A notice was left by the U.S. Postal Service at the local post office on November 21, 2013 for the Company; however, the Company had already received its mail at the post office earlier that day and therefore did not receive the notice until November 22, 2013. Upon receiving the notice at the post office on November 22, 2013, Company employees signed for the letter containing the Proposal and delivered it to the executive offices of the Company on that same day. A copy of the envelope which was sent by the Proponent as well as the tracking information showing the date of delivery at the Company's executive offices is attached to this letter as Exhibit C.

The Staff has concurred on numerous occasions with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was received at the Company's principal executive offices after the deadline for submitting shareholder proposals. The Staff has been consistent in permitting companies to omit proposals that are received after the deadline, even though there have been good faith efforts by the proponent to comply with the rules. *See Johnson & Johnson* (January 13, 2010)(concurring with the exclusion of a proposal received one day after the submission deadline); *City National Corp.* (January 17, 2008)(concurring with the exclusion of a proposal when it was received one day after the deadline, even though it was mailed one week earlier).

It is the responsibility of the Proponent to submit the Proposal by means that ensures receipt prior to the submission deadline. See Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). In SLB 14, the Staff is clear that a proposal "must be received at the company's principal executive offices by [the deadline]," and the Staff encourages a proponent to "submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices."

We therefore request that the Staff concur that the Proposal may properly be excluded from the Company's 2014 Annual Meeting Proxy Materials because the Proposal was not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2).

2. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(11) because the Proposal is substantially duplicative of a previously submitted proposal by another proponent that will be included in the Company's proxy materials for the 2014 Annual Meeting of Shareholders.**

Rule 14a-8(i)(11) allows a company to exclude a proposal if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy statement for the same meeting." The purpose of this exclusion is to avoid having shareholders be presented with multiple proposals that are substantially identical. *See Release No. 34-12598* (July 7, 1976).

The Proposal is substantially the same as a proposal received by the Company on November 12, 2013 by The Nathan Cummings Foundation (the "Foundation"). As stated above, the Proposal requests that:

> "the Company provide a report, updated semi-annually, disclosing the amounts that the Company has paid or incurred in connection with influencing legislation; *participating or intervening in any political campaign on behalf of (or in opposition to) any candidate for public office*; and *attempting to influence the general public, or segments thereof, with respect to elections, legislative matters or referenda.*
>
> The report *should include (a) contributions to or expenditures* on behalf of political candidates, political parties, political committees and other political entities and (b) the portions of any dues or other payments that are made to a tax-exempt organization for an expenditure or contribution that, if made directly by the Company, would not be deductible under section 162(e)(1) of the Internal Revenue Code. The report

> should *identify each recipient, the amount paid to each,* and the purpose of any contribution or expenditure." (Emphasis added)

The proposal from the Foundation also requests a semi-annual report which discloses:

> "1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) *participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office*, or (b) *influence the general public, or any segment thereof, with respect to an election or referendum.*
>
> 2. Monetary and non-monetary *contributions and expenditures* (direct and indirect) used in the manner described in section 1 above, including:
>
> a. *The identity of the recipient as well as the amount paid to each*; and
>
> b. The title(s) of the person(s) in the Company responsible for decision-making. . ." (Emphasis added)

According to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal focus and thrust," not whether the proposals are identical. *See, e.g., The Goldman Sachs Group, Inc.* (Mar. 14, 2012); *The Home Depot, Inc.* (Feb. 28, 2005); *Bank of America Corp.* (Feb. 25, 2005); *Pacific Gas and Electric Co.* (Feb. 1, 1993).

As noted by the italics in these two proposals, the language used in each proposal is virtually identical and certainly present the same "principal focus and thrust." The focus of both proposals is the disclosure of contributions and expenditures made by the Company to participate or intervene in any political campaign or to influence the public with respect to elections or legislation as well as the disclosure of the recipients and amounts paid to such recipients.

When a company receives substantially identical proposals, Rule 14a-8(i)(11) allows exclusion of the subsequently submitted proposal, so long as the company includes in its proxy materials the first proposal received. See *Great Lakes Chemical Corp.* (Mar. 2, 1998); *Pacific Gas and Electric Co.* (Feb. 1, 1993). In this case, the Company received the Foundation's submission first, on November 12, 2013, and intends to include the Foundation's proposal in its 2014 Annual Meeting Proxy Materials. We therefore request that the Staff concur that the Proposal may properly be excluded from the Company's 2014 Annual Meeting Proxy Materials because the Proposal is substantially duplicative of a previously received proposal pursuant to Rule 14a-8(i)(11).

CONCLUSION

The Company believes that it may exclude the Proposal pursuant to Rule 14a-8(e)(2) as a result of the Proponent's failure to meet the Company's deadline for submission of shareholder proposals for the 2014 Annual Meeting and respectfully requests that the Staff advise that it will not recommend any enforcement action if the Company excludes the Proposal from its Proxy Materials for the 2014 Annual Meeting. Alternatively, if the Staff disagrees with our conclusion that the Proponent's submission may be excluded under Rule 14a-8(e)(2), the Company requests that the Staff advise that it will not recommend any enforcement action if the Company excludes the Proposal from its Proxy Materials for the 2014 Annual Meeting pursuant to 14a-8(i)(11) as the Proposal is substantially duplicative of a previously received proposal. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. In such case, or if you have any questions or desire any further information, please contact the undersigned at (704) 382-3477.

Very truly yours,

David S. Maltz

CC: Julia S. Janson, Executive Vice President, Chief Legal Officer and Corporate Secretary
Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs

EXHIBIT A

Central Laborers' Pension Fund

P. O. Box 1267 • Jacksonville, Illinois 62651-1267 • Phone 217-243-8521 • Fax 217-245-1293
http://www.central-laborers.com

Sent Via Fax (704) 382-3814

November 15, 2013

Ms. Julie Janson
EVP, Chief Legal Officer and Corporate Secretary
Duke Energy Corporation
550 S Tryon Street
Charlotte, NC 28202

Dear Ms. Janson,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Duke Energy Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 4,822 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Dan Koeppel
Executive Director

Cc. Jennifer O'Dell
Enclosure

Resolved, that the shareholders of Duke Energy Corporation ("Duke Energy" or "Company") hereby request that the Company provide a report, updated semi-annually, disclosing the amounts that the Company has paid or incurred in connection with influencing legislation; participating or intervening in any political campaign on behalf of (or in opposition to) any candidate for public office; and attempting to influence the general public, or segments thereof, with respect to elections, legislative matters or referenda.

The report should include (a) contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities and (b) the portions of any dues or other payments that are made to a tax-exempt organization for an expenditure or contribution that, if made directly by the Company, would not be deductable under section 162(e)(1) of the Internal Revenue Code. The report should identify each recipient, the amount paid to each, and the purpose of any contribution or expenditure.

Stockholder Supporting Statement

As long-term shareholders of Duke Energy, we support transparency and accountability in corporate spending on lobbying and political activities. The expenditures upon which we seek a report are those that Congress has said do not warrant a deduction as an ordinary and necessary business expense, namely, lobbying, participation in the political system by supporting or opposing candidates for office, and trying to influence the general public or segment thereof as to elections, legislative matters or referenda. This includes payments to third parties, including trade associations and other tax-exempt groups, which payments are used for expenditures that would not be deductible if made by the company itself.

Disclosure is consistent with public policy and we believe, in the best interest of the company and its shareholders. The Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value. Moreover, publicly available data does not provide a complete picture of the Company's lobbying or political expenditures. Thus the Company's payments to trade associations for these purposes are undisclosed and unknown, as are any payments to tax-exempt groups that work to influence legislation and political campaigns, as well as public opinion that could affect legislation or elections.

The sums involved can be significant. A 2010 *Bloomberg* story reported that several health insurers donated $86.2 million to the U.S. Chamber of Commerce in 2009-10 for advertisements, polling and grassroots events to drum up opposition to health care reform legislation. A former Federal Election Commission chairman described this figure as "breathtaking".

We believe that shareholders need improved disclosure in order to fully evaluate the use of corporate assets on these activities. Thus, we urge you to vote FOR this critical governance reform.

EXHIBIT B

Proposals and Business by Shareholders

If you wish to submit a proposal for inclusion in the proxy statement for our 2014 annual meeting of shareholders, we must receive it by November 21, 2013.

In addition, if you wish to introduce business at our 2014 annual meeting (besides that in the Notice of the meeting), you must send us written notice of the matter. Your notice must comply with the requirements of our bylaws, and we must receive it no earlier than January 2, 2014, and no later than February 1, 2014. The individuals named as proxy holders for our 2014 annual meeting will have discretionary authority to vote proxies on matters of which we are not properly notified and also may have discretionary voting authority under other circumstances.

Your proposal or notice should be mailed to Duke Energy's Corporate Secretary at P.O. Box 1321, Charlotte, North Carolina 28201-1321.

EXHIBIT C